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                                                                    EXHIBIT 23.4

                                 July 7, 1999

CONFIDENTIAL
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Bentley Systems
Attn: [left blank in original]

     Re:  WatchGuard Technologies, Inc.

Dear [left blank in original]:

     As you may know, WatchGuard Technologies, Inc. ("WatchGuard") is planning an initial public offering of its common stock and has filed a registration statement (the "Registration Statement") with the Securities and Exchange Commission (the "SEC"). WatchGuard's plans regarding this initial public offering remain extremely confidential. Please help us to protect the confidentiality of these plans by disclosing them on a need-to-know basis only.

     A portion of the Registration Statement (attached hereto as Annex A) includes information regarding your [brackets retained in original] [implementation of the WatchGuard LiveSecurity System. We have based the statements in Annex A on information compiled by you and either provided to WatchGuard or made publicly available, including information provided by you in response to our request for product registration on our website in which we stated such information would be kept confidential].] Accordingly, WatchGuard requests that you confirm that each of the statements in Annex A is accurate and complete, and consent to its disclosure, or substantially similar disclosure, in the Registration Statement and in any documents required to be filed by WatchGuard in the future by the Securities Exchange Act of 1934, as amended, and other applicable law.

     [brackets and blanks retained in original] [In addition, pursuant to Section [__] of the [Agreement] between you and WatchGuard, dated [Date] (the "______ Agreement"), WatchGuard is [limited in its ability to disclose certain information regarding you]. Accordingly, WatchGuard also requests that you waive any restrictions in the __________ Agreement pertaining to the disclosures described herein.]

     [brackets and blanks retained in original] Please sign below to indicate your confirmation [,/ and] consent [and waiver] and then fax a copy of this letter to Frances Bigley of WatchGuard at (206) 521-3099 on or before July 8, 1999. Please also return the original letter by mail or overnight courier. Thank you very much for your assistance with this matter.

                                       Very truly yours,


                                       Frances Bigley

                                       Director of Public Relations

Agreed to and acknowledged as of
July 9, 1999:


[CUSTOMER]

/s/ Christopher Darrell

BY:  CONTACT NAME: Christopher Darrell
     CONTACT TITLE: VP, CIO
     (ITS DULY AUTHORIZED REPRESENTATIVE)
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Page 2

                                   ANNEX "A"

       Bentley Systems, Incorporated is a worldwide leader in quality engineering software products and services, serving over 300,000 professionals in building engineering, geoengineering and mechanical engineering. Its MicroStation and ModelServer products, used by over 70% of the largest engineering firms in the United States, are used to design buildings, airports, hospitals, facilities, highways, bridges and industrial plants throughout the world. Founded in 1984, Bentley has become one of the fastest-growing software companies.

       Bentley uses the WatchGuard LiveSecurity System, deploying 11 WatchGuard Fireboxes. The company has implemented WatchGuard's Branch Office VPN software to secure communications between its headquarters in Exton, PA and its branch offices in Hunstville, AL and Littleton, MA, and uses WatchGuard's Remote User VPN software to encrypt communications between its offices and approximately 55 traveling salespeople. Now that Bentley has established interconnectivity between offices with its network of WatchGuard security appliances, it is in the process of moving from a private frame WAN to a virtual private network of Internet sites, which will reduce its remote access costs by over 60%.